UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279 40 2

(CUSIP Number)

Thomas C. Sadler, Esq.

Latham & Watkins LLP

633 West Fifth Street, Suite 4000

Los Angeles, California  90071

(213) 485-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Corporate Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,005,951 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,005,951 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,005,951 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.82%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)  Based upon an aggregate of 212,654,604 shares of common stock outstanding as of July 29, 2010, as reported by the Issuer on Form 10-Q filed on August 4, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF EXCO, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 45,262 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 45,262 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,262 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.02% (2)

14.	Type of Reporting Person (See Instructions) PN

(2)  Based upon an aggregate of 212,654,604 shares of common stock outstanding as of July 29, 2010, as reported by the Issuer on Form 10-Q filed on August 4, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF EXCO 892 Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 262,630 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 262,630 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 262,630 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.12%(3)

14.	Type of Reporting Person (See Instructions) PN

(3)  Based upon an aggregate of 212,654,604 shares of common stock outstanding as of July 29, 2010, as reported by the Issuer on Form 10-Q filed on August 4, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,313,843 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,313,843 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,313,843 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.97%(4)

14.	Type of Reporting Person (See Instructions) PN

(4)  Based upon an aggregate of 212,654,604 shares of common stock outstanding as of July 29, 2010, as reported by the Issuer on Form 10-Q filed on August 4, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Operating Manager, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,313,843 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,313,843 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,313,843 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.97%(5)

14.	Type of Reporting Person (See Instructions) PN

(5)  Based upon an aggregate of 212,654,604 shares of common stock outstanding as of July 29, 2010, as reported by the Issuer on Form 10-Q filed on August 4, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Corporate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,883,157 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,883,157 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,883,157 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.83%(6)

14.	Type of Reporting Person (See Instructions) PN

(6)  Based upon an aggregate of 212,654,604 shares of common stock outstanding as of July 29, 2010, as reported by the Issuer on Form 10-Q filed on August 4, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares EXCO, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,050,525 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,050,525 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,525 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.49%(7)

14.	Type of Reporting Person (See Instructions) PN

(7)  Based upon an aggregate of 212,654,604 shares of common stock outstanding as of July 29, 2010, as reported by the Issuer on Form 10-Q filed on August 4, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares EXCO 892 Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,645,262 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,645,262 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,645,262 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.77%(8)

14.	Type of Reporting Person (See Instructions) PN

(8)  Based upon an aggregate of 212,654,604 shares of common stock outstanding as of July 29, 2010, as reported by the Issuer on Form 10-Q filed on August 4, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,578,944 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,578,944 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,578,944 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.09%(9)

14.	Type of Reporting Person (See Instructions) PN

(9)  Based upon an aggregate of 212,654,604 shares of common stock outstanding as of July 29, 2010, as reported by the Issuer on Form 10-Q filed on August 4, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Operating Manager II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,578,944 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,578,944 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,578,944 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.09%(10)

14.	Type of Reporting Person (See Instructions) PN

(10)  Based upon an aggregate of 212,654,604 shares of common stock outstanding as of July 29, 2010, as reported by the Issuer on Form 10-Q filed on August 4, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,946,537 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,946,537 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,946,537 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.09%(11)

14.	Type of Reporting Person (See Instructions) OO

(11)  Based upon an aggregate of 212,654,604 shares of common stock outstanding as of July 29, 2010, as reported by the Issuer on Form 10-Q filed on August 4, 2010.  Includes 53,750 options to acquire shares of Common Stock held by Mr. Jeffrey Serota, which is the vested portion of 65,000 options granted to Mr. Serota in his capacity as a director of the Issuer.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,946,537 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,946,537 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,946,537 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.09%(12)

14.	Type of Reporting Person (See Instructions) OO

(12)  Based upon an aggregate of 212,654,604 shares of common stock outstanding as of July 29, 2010, as reported by the Issuer on Form 10-Q filed on August 4, 2010.  Includes 53,750 options to acquire shares of Common Stock held by Mr. Jeffrey Serota, which is the vested portion of 65,000 options granted to Mr. Serota in his capacity as a director of the Issuer.

Item 1.	Security and Issuer

This Amendment No. 3 to the statement on Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed on April 9, 2007, Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed on September 4, 2007 and Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed on September 12, 2007 (as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”), and relates to the Common Stock, par value $0.001 per share (“Common Stock”) of EXCO Resources, Inc., a Texas corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 12377 Merit Drive, Dallas, Texas 75251.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

(b) the address of the principal business and principal office of each of the Ares Entities is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

As set forth in a letter dated October 29, 2010 (the “Miller Letter”), Mr. Douglas H. Miller submitted a non-binding indication of interest to the Issuer’s Board of Directors (the “Board”) to acquire all of the outstanding Common Stock not currently owned by him and certain other potential investors, including the Ares Entities, Oaktree Capital Management, L.P., on behalf its funds and accounts under management (collectively, the “Oaktree Entities”), and Mr. Boone Pickens (“Pickens” and collectively, with Mr. Miller and the Oaktree Entities, the “Potential Investors”).  Prior to the submission of the Miller Letter to the Board, Ares Management LLC (“Ares Management”) sent Mr. Miller a letter (the “Ares Letter”) in which it expressed interest on behalf of one or more of its funds under management (collectively, the “Ares Funds”) in pursuing a potential transaction with Mr. Miller, but in which it also stated explicitly that such letter did not create any binding obligation on the part of Ares Management or any Ares Funds.  The Miller Letter is attached hereto as Exhibit 99.2, and the Ares Letter is attached hereto as Exhibit 99.3.  The information set forth in this Item 4 is qualified in its entirety by reference to those exhibits.  The Ares Entities understand that the Oaktree Entities provided a similar non-binding letter of interest to Mr. Miller respecting a potential transaction.

In the Miller Letter, Mr. Miller indicated that he would expect to reinvest a significant portion of his equity ownership in the Issuer in the potential acquisition.  If the Ares Entities were to participate in the potential acquisition with Mr. Miller, they might reinvest all or a portion or none of their current equity ownership in the Issuer.  The Miller Letter contemplates that all outstanding shares of Common Stock would be acquired for a cash purchase price of $20.50 per share.  If the potential transaction were consummated, the Common Stock would no longer be traded on the New York Stock Exchange and the registration of the Common Stock under Section 12 of the Exchange Act would be terminated.

The Ares Letter is non-binding and neither Ares Management, the Ares Funds nor any other Ares Entity is obligated to participate with Mr. Miller or any other Potential Investor in a potential acquisition of or investment in the Issuer; similarly neither Mr. Miller nor any other Potential Investor is obligated to participate in any transaction with the Ares Entities.  Any such obligation would require, among other things, a definitive agreement between or among an Ares Fund, Mr. Miller and one or more of the other Potential Investors.  Ares Management may withdraw or modify its interest in participating with Mr. Miller or any other Potential Investor in a potential acquisition of or investment in the Issuer at any time and in its sole discretion.  Similarly, the Miller Letter is not binding, and Mr. Miller’s proposal for a potential acquisition is subject to the execution of definitive documentation, the approval of the Board and the recommendation of any special committee formed by the Board to consider the transaction.

The foregoing is a summary of the proposal set forth in the Miller Letter and the Ares Letter, neither of which should be construed as an offer to purchase shares of Common Stock.  A proxy or other statement would be distributed to shareholders of the Issuer if and when definitive documentation is entered into by the Issuer and all other appropriate parties. Shareholders should read any such statement(s) and other relevant documents regarding the proposal set forth in the Miller Letter or any similar transaction filed with the SEC when they become available because they will contain important information relevant to the decision to approve a proposed transaction.

Shareholders would be able to receive any such statement(s) and other relevant documents filed by the Ares Entities, Mr. Miller and/or the other Potential Investors or their respective affiliates free of charge at the SEC’s website, www.sec.gov.

If and to the extent a transaction were to proceed, Ares Management expects to engage in discussions and negotiations with the Issuer, the other Potential Investors and potentially other parties with respect to the proposal set forth in the Miller Letter, as well as the terms on which Ares Management, the Ares Funds or other Ares Entities would be willing to participate with Mr. Miller or the other Potential Investors in a potential acquisition of or other transaction involving the Issuer.  However, there can be no assurance that Mr. Miller or any of the Potential Investors will make any definitive offer to the Issuer, that any such offer, if made, would be accepted or consummated or, in any case, that any of the Ares Entities or the Ares Funds would participate with Mr. Miller or any other Potential Investor in any such transaction.  Without limiting the foregoing, the Ares Entities reserve the right to exercise any and all of their rights in a manner consistent with their equity interests, contractual rights and restrictions and other duties, if any.  Depending on their evaluation of various factors, including the investment potential of the Common Stock, the Issuer’s business prospects and financial position, other developments concerning the Issuer, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, or realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Ares Entities and the Ares Funds and other factors deemed relevant, the Ares Entities may take such actions with respect to their holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock or other equity securities in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares of Common Stock or other equity securities now owned or hereafter acquired by any of them.  In addition, the Ares Entities may, individually or in the aggregate, from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or otherwise pledge their equity interests in the Issuer as a means of obtaining liquidity or as credit support for loans for any purpose.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time the Ares Entities and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

Except as set forth in this Schedule 13D, none of the Ares Entities, nor, to the best of their knowledge, any of the other persons identified in response to Item 2, presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)           Aggregate Number and Percentage of Securities.  See the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Ares Entities.

The Ares Entities and the Ares Funds each expressly disclaims any “group” affiliation for reporting, ownership or other purposes and expressly disclaims any beneficial ownership or pecuniary interest in any shares not directly held by such person.

Based solely on the Issuer’s Definitive Proxy Statement filed on Schedule 14A on April 29, 2010, the Ares Entities understand that (i) Mr. Miller and various trusts for the benefit of his immediate family members own in the aggregate 6,451,831 shares of Common Stock, including options to acquire 1,885,000 shares of Common Stock, whether or not currently exercisable, granted by the Issuer to Mr. Miller in his capacity as a director and officer of the Issuer, (ii)  the Oaktree Entities own in the aggregate 34,820,196 shares of Common Stock, including options to acquire 41,250 shares of Common Stock granted by the Issuer to affiliates of the Oaktree Entities in their capacity as directors of the Issuer, and (iii) Pickens owns in the aggregate 10,672,850 shares of Common Stock, including options to acquire 53,750 shares of Common Stock granted by the Issuer to Pickens in his capacity as a director of the

Issuer.  Additional information regarding the shares of Common Stock owned by Mr. Miller, the Oaktree Entities, and Pickens may be found in each of the respective Potential Investor’s Schedule 13D Amendments.

As detailed in Item 4 above, neither the Ares Funds nor any other Ares Entity is obligated to participate with Mr. Miller or any other Potential Investor in a potential acquisition of or investment in the Issuer, and any such obligation would require definitive agreements and additional internal approvals, none of which presently exist.  Accordingly, the Ares Entities and the Ares Funds do not believe that they are part of any “group” with Mr. Miller or any other Potential Investor.  This filing is not an admission that any Ares Entity or Ares Fund is a member of any such group, and the Ares Entities and Ares Funds each expressly disclaim beneficial ownership and any pecuniary interest of any shares owned or held by Mr. Miller or any of the other Potential Investors.

(b)           Power to Vote and Dispose.  See the cover pages to, and Items 2 and 5(a) of, this Schedule 13D for the aggregate number of shares of Common Stock beneficially owned by each of the Ares Entities as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)           Transactions within the past 60 days. None of the Ares Entities have effected any transactions in respect of the Common Stock during the last 60 days.

Item 7.	Material to be Filed as Exhibits
Exhibit 99.2 Miller Letter Exhibit 99.3 Ares Letter

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ARES CORPORATE OPPORTUNITIES FUND, L.P.

BY: ACOF OPERATING MANAGER, L.P.
Its Manager

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF EXCO, L.P.

BY: ACOF MANAGEMENT, L.P.
Its General Partner

BY: ACOF OPERATING MANAGER, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF EXCO 892 INVESTORS, L.P.

BY: ACOF MANAGEMENT, L.P.
Its General Partner

BY: ACOF OPERATING MANAGER, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF MANAGEMENT, L.P.

BY: ACOF OPERATING MANAGER, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF OPERATING MANAGER, L.P.

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

BY: ACOF OPERATING MANAGER II, L.P.
Its Manager

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES EXCO, L.P.

BY: ACOF MANAGEMENT II, L.P.
Its General Partner

BY: ACOF OPERATING MANAGER II, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES EXCO 892 INVESTORS, L.P.

BY: ACOF MANAGEMENT II, L.P.
Its General Partner

BY: ACOF OPERATING MANAGER II, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF MANAGEMENT II, L.P.

BY: ACOF OPERATING MANAGER II, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES MANAGEMENT LLC

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Exhibit 99.2	Miller Letter

Exhibit 99.3	Ares Letter